Exhibit 1

RECENT DEVELOPMENTS

The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2009. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Prices and Wages

For 2010, inflation (as measured by the change in the national consumer price index) was 4.4%, 0.8 percentage points higher than in 2009.

During the first month of 2011, inflation was 0.5%, 0.6 percentage points lower than for the same period of 2010.

Unemployment Rate

At December 31, 2010, the unemployment rate was 4.9%, as compared to an unemployment rate of 4.8% at December 31, 2009.

Interest Rates

During 2010, interest rates on 28-day Treasury bills (Cetes) averaged 4.4% and interest rates on 91-day Cetes averaged 4.6%, as compared to average rates on 28-day Cetes of 5.4% and on 91-day Cetes of 5.5% during 2009.

During the first month of 2011, interest rates on 28-day Cetes averaged 4.1% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.5% and on 91-day Cetes of 4.6% during the same period of 2010. On February 10, 2011, the 28-day Cetes rate was 4.1% and the 91-day Cetes rate was 4.4%.

Principal Sectors of the Economy

Tourism Sector

During 2010, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $11.9 billion, representing a 5.3% increase as compared to 2009. Revenues from tourists to the interior of Mexico (as opposed to border cities) totaled U.S. $9.4 billion during 2010, an 8.5% increase as compared to 2009. The number of tourists to the interior of Mexico during 2010 totaled 12.8 million, an 8.4% increase as compared to 2009. The average expenditure per tourist to the interior of Mexico during 2010 increased by 0.1% to U.S. $728.90, as compared to 2009. During 2010, expenditures by Mexican tourists abroad amounted to U.S. $4.2 billion, a 5.9% increase as compared to 2009, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $7.3 billion. The tourism balance recorded a surplus of U.S. $4.6 billion during 2010, an increase of 10.7% from the U.S. $4.1 billion surplus recorded during 2009.

Financial System

2011 Monetary Program

Consistent with Mexico’s monetary program for 2010, Mexico’s monetary program for 2011 has as its principal objective the achievement of an inflation rate no higher than 3.0% (+/-1.0%) by the end of 2011. Mexico’s monetary program for 2011 is made up of the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

Central Bank and Monetary Policy

During 2010, the M1 money supply increased by 8.7% in real terms, as compared with 2009. This increase was driven by higher amounts of bills and coins held by the public and checking account deposits. The amount of bills and coins held by the public at December 31, 2010 was 6.9% greater in real terms than at December 31, 2009, while the aggregate amount of checking account deposits denominated in pesos at December 31, 2010 was 16.1% greater in real terms than the amount of checking account deposits at December 31, 2009.

At December 31, 2010, financial savings were 8.2% greater in real terms than financial savings at December 31, 2009. Savings generated by Mexican residents were 3.2% greater in real terms and savings generated by non-residents were 83.9% greater in real terms than their respective levels at December 31, 2009.

At December 31, 2010, the monetary base totaled Ps. 693.4 billion, a 9.7% increase in nominal terms, from the level of Ps. 632.0 billion at December 31, 2009. At February 9, 2011, the monetary base totaled Ps. 644.3 billion, a 7.1% nominal decrease from the level of Ps. 693.4 billion at December 31, 2010, due to lower demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of February 11, 2011, the overnight funding rate remained at 4.50%.

The Securities Market

At December 31, 2010, the Mexican Stock Market Index stood at 38,550.8 points, representing a 20.0% nominal increase from the level at December 31, 2009. At February 10, 2011, the Mexican Stock Market Index stood at 36,652.1 points, representing a 4.9% nominal decrease from the level at December 31, 2010.

Banking Supervision and Support

At December 31, 2010, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 49.5 billion, as compared with Ps. 60.6 billion at December 31, 2009. At December 31, 2010, the total loan portfolio of the banking system was 3.4% greater in real terms than the total loan portfolio at December 31, 2009. The past-due loan ratio of commercial banks was 2.3% at December 31, 2010, as compared to a ratio of 3.1% at December 31, 2009. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 99.4 billion at December 31, 2010, as compared to Ps. 105.3 billion at December 31, 2009. As a result, commercial banks had reserves covering 200.7% of their past-due loans at December 31, 2010, exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2010, Mexico registered a trade deficit of U.S. $3.1 billion, as compared with a trade deficit of U.S. $4.6 billion for 2009. Merchandise exports increased by 29.8% during 2010 to U.S. $298.4 billion, as compared to U.S. $229.8 billion for 2009. During 2010, petroleum exports increased by

34.9%, while non-petroleum exports increased by 29.1%, each as compared with the petroleum and non-petroleum export totals, respectively, during 2009. Exports of manufactured goods, which represented 82.4% of total merchandise exports, increased by 29.5% during 2010, as compared with exports of manufactured goods during 2009.

According to preliminary figures, during 2010, total imports increased by 28.6% to U.S. $301.5 billion, as compared to U.S. $234.4 billion for 2009. During 2010, imports of intermediate goods increased by 34.5%, imports of capital goods decreased by 1.3% and imports of consumer goods increased by 26.2%, each as compared with 2009.

Balance of International Payments

According to preliminary figures, during the first nine months of 2010, Mexico’s current account registered a deficit of 0.3% of GDP, or U.S. $2.9 billion, as compared to a deficit of U.S. $5.6 billion for the same period of 2009. The capital account registered a U.S. $25.2 billion surplus in the first nine months of 2010, as compared with a U.S. $1.9 billion surplus in the same period of 2009. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $27.1 billion during the first nine months of 2010, as compared to U.S. $17.0 billion during the same period of 2009. Net foreign investment in Mexico was composed of foreign direct investment totaling U.S. $14.4 billion and net foreign portfolio investment in-flows totaling U.S. $12.7 billion during the first nine months of 2010, as compared to U.S. $11.9 billion of foreign direct investment and U.S. $5.2 billion of net portfolio investment during the same period of 2009.

At February 4, 2011, Mexico’s international reserves totaled U.S. $118.5 billion, an increase of U.S. $5.0 billion as compared to international reserves at December 31, 2010. At February 4, 2011, the net international assets of Banco de México totaled U.S. $122.7 billion, an increase of U.S. $2.1 billion as compared to net international assets at December 31, 2010.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options are able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 to February 10, 2011, Banco de México auctioned an aggregate of U.S. $7.2 billion in options through this mechanism, and, as of February 10, 2011, Banco de México had purchased an aggregate of U.S. $5.5 billion from holders upon the exercise of these options.

Exchange Controls and Foreign Exchange Rates

During 2010, the monthly average peso/dollar exchange rate was Ps. 12.6303 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on February 10, 2011 (which took effect on the second business day thereafter) was Ps. 12.0937 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, during 2010, the public sector balance registered a deficit of Ps. 370.6 billion in nominal pesos, as compared to a deficit of Ps. 273.5 billion in nominal pesos during 2009.

Excluding physical investments by Petróleos Mexicanos, its subsidiary entities and consolidated subsidiary companies (“PEMEX”), the public sector balance registered a deficit of Ps. 101.8 billion during 2010, as compared to a deficit of Ps. 22.1 billion during 2009.

In 2010, public sector budgetary revenues totaled Ps. 2,960.3 billion in nominal pesos, a 0.9% increase in real terms as compared to 2009. This increase is mainly explained by a 6.9% increase in oil revenues and a 12.1% increase in non-oil tax revenues, each in real terms as compared to 2009.

According to preliminary figures, during 2010, crude oil revenues increased by 6.9% in real annual terms as compared to 2009, primarily as a result of a 30.6% increase in the price of crude oil exports, which was partially offset by a 1.3% decrease in crude oil production. Non-oil tax revenues increased by 12.1% in real terms, mainly due to various fiscal reforms that came into effect during 2010 and overall economic recovery.

According to preliminary figures, during 2010, net public sector budgetary expenditures increased by 3.6% in real terms as compared to 2009. During 2010, public sector financing costs decreased by 6.6% in real terms as compared to 2009, mainly due to lower interest rates in Mexico and the appreciation of the Mexican peso against the U.S. dollar during 2010.

At December 31, 2010, the Oil Revenues Stabilization Fund totaled Ps. 19.4 billion, the Federal Entities Revenue Stabilization Fund totaled Ps. 6.3 billion, the PEMEX Infrastructure Investment Stabilization Fund totaled Ps. 1.3 billion and the Fund to Support Pension Restructuring totaled Ps. 25.7 billion. The PEMEX Infrastructure Investment Stabilization Fund decreased by Ps. 9.8 billion, as compared to September 30, 2010, as a result of the Mexican Government having utilized Ps. 30 billion during 2010 to support PEMEX’s budget. In addition, the Fund to Support Pension Restructuring decreased by Ps. 34.7 billion, as compared to September 30, 2010, as a result of a 14.0% increase in pension and retirement related expenditures as compared to 2009.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at December 31, 2010, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at December 31, 2010, the net internal debt of the Government totaled Ps. 2,809.5 billion, as compared to Ps. 2,471.3 billion outstanding at December 31, 2009. At December 31, 2010, the gross internal debt of the Government totaled Ps. 2,888.3 billion, as compared to Ps. 2,702.8 billion of gross internal debt at December 31, 2009. Of the total gross internal debt of the Government at December 31, 2010, Ps. 294.4 billion represented short-term debt and Ps. 2,593.9 billion represented long-term debt, as compared to Ps. 388.6 billion of short-term debt and Ps. 2,314.2 billion of long-term debt at December 31, 2009. The Government’s financing costs on internal debt totaled Ps. 180.1 billion during 2010, an increase of 3.9% as compared to 2009.

During 2010, the average maturity of the Government’s internal debt increased by 0.86 years, from 6.34 years at December 31, 2009 to 7.20 years at December 31, 2010.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Government(1)

	December 31,										December 31,
	2005		2006		2007		2008		2009(2)		2010(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,173.3	94.5%	Ps. 1,569.9	93.9%	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps. 2,379.3	88.0%	Ps. 2,553.9	88.4%
Cetes	288.2	23.2	346.0	20.7	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6
Floating Rate Bonds	287.6	23.2	359.6	21.5	325.0	17.1	243.6	10.1	243.5	9.0	183.1	6.3
Inflation-Linked Bonds	95.3	7.7	155.3	9.3	235.3	12.4	334.9	13.9	430.6	15.9	530.1	18.4
Fixed Rate Bonds	502.2	40.4	709.0	42.4	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1
Other	68.8	5.5	102.9	6.1	100.6	5.3	380.1	15.8	323.4	12.0	334.4	11.6

Total Gross Debt	Ps. 1,242.2	100.0%	Ps. 1,672.8	100.0%	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps. 2,702.8	100.0%	2,888.3	100.0%

Net Debt
Financial Assets(3)	(58.8)		(125.7)		(107.9)		(68.6)		(231.4)		(78.7)

Total Net Debt	Ps. 1,183.3		Ps. 1,547.1		Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,809.5

Gross Internal Debt/GDP		12.8%		15.6%		16.1%		19.8%		21.3%		21.1%
Net Internal Debt/GDP		12.2%		14.4%		15.2%		19.2%		19.5%		20.6%

Note: Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 1.0 billion at December 31, 2010. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at December 31, 2010, outstanding public sector gross external debt totaled U.S. $110.4 billion, as compared to U.S. $96.4 billion at December 31, 2009. Of this amount, U.S. $108.1 billion represented long-term debt and U.S. $2.3 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at September 30, 2010 represented approximately 31.4% of nominal GDP, 1.0 percentage point higher than at December 31, 2009.

According to preliminary figures, at December 31, 2010, commercial banks held approximately 19.9% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the International Monetary Fund, or IMF) held approximately 22.2%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 57.6%; and other creditors held the remaining 0.3%.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency. See footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government	Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
December 31,
2004	U.S. $48,561	U.S. $10,636	U.S. $17,952	U.S. $77,149	U.S. $2,077	U.S. $79,226
2005	48,689	6,736	15,464	70,889	786	71,675
2006	39,330	7,046	7,545	53,921	845	54,766
2007	40,114	7,745	6,576	54,435	920	55,355
2008	39,997	9,782	5,885	55,664	1,275	56,939
2009	47,350	41,048	6,202	94,600	1,754	96,354
December 31, 2010(4)	56,168	45,536	6,385	108,089	2,339	110,428

By Currency(3)

	December 31,
	2005		2006		2007		2008		2009		2010(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	65,480	91.4%	50,760	92.7%	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%
Japanese yen	1,990	2.8	1,006	1.8	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2
Pounds sterling	80	0.1	91	0.2	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7
Swiss francs	171	0.2	175	0.3	423	0.8	410	0.7	716	0.7	953	0.9
Others	3,954	5.5	2,734	5.0	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9
Total	71,675	100.0%	54,766	100.0%	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at December 31, 2010) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Liability Management Transactions

On December 9, 2010, Mexico issued two series of debt exchange warrants; the warrants give the holder the right, but not the obligation, to tender, on their respective exercise dates, certain outstanding foreign currency-denominated bonds issued by the Government in exchange for peso-denominated bonds to be issued by the Government (“MBonos”). The total amount of new MBonos that will be issued if all of the warrants are exercised is approximately U.S. $2.0 billion. The following table shows the details of the debt exchange warrants offering:

Eligible UMS Bonds to be exchanged		Eligible MBonos to be received	Warrant Series	Exercise Date
US Dollars	Other Currencies

UMS 7.50% 2012	UMS EUR 5.375% 2013
UMS 6.375% 2013	UMS ITL 10% 2013		XWA11	April 8, 2011	*
UMS 5.875% 2014	UMS EUR 4.25% 2015
UMS 5.875% 2014N	UMS EUR 5.5% 2020	8.0% MBonos due 2020
UMS 6.625% 2015	UMS GBP 6.75% 2024
UMS 11 3/8% 2016		8.5% MBonos due 2029
UMS 5.625% 2017
UMS 8.125% 2019		8.5% MBonos due 2038
UMS 5.95% 2019N
UMS 8.00% 2022			XWB11	May 4, 2011	*
UMS 8.30% 2031
UMS 7.50% 2033
UMS 6.75% 2034

*	The Government may, at its sole discretion, provide for a second exercise date to occur 15 calendar days following the initial exercise date.